                                                                     EXHIBIT 2.2


                            SHARE PURCHASE AGREEMENT

BETWEEN:

     1. the company "LABORATOIRES PEROUSE S.A.", a limited liability company having a capital of 8,028,000 French francs, and having its registered office situated at BORNEL (Oise), Z.A. d'Outreville; registered in the Registry of Commerce and of Corporations at Beauvais under number B 317.883.999,

     Represented by Mister Jean-Pierre Deloux, acting as Administrative and Financial Director of said company, authorized by a Board's decision dated June 20, 1997.

     Hereafter referred to as "LABORATOIRES PEROUSE" or the "Grantor"

AND:


     2. the company "GRIFFITH MICRO SCIENCE N.V.", a limited liability company having its registered office at Atealaan 4, 2200 Herentals, registered in the Registry of Commerce at Turnhout under number 55083,

     Represented by Dirk Barrie acting as managing director of said company,

     Hereafter referred to as the "the Buyer"

THE FOLLOWING HAS BEEN SAID PRELIMINARILY:

The Grantor declares that it owns TEN THOUSAND (10,000) shares of Category A of the THIRTY FIVE THOUSAND SIX HUNDRED TWENTY FIVE (35,625) shares making out the capital of the company established under Belgian Law CARIC MEDIRIS (hereafter referred to as "the Company" or as "CARIC MEDIRIS") with the following characteristics:

a) CAPITAL OF THE COMPANY

Following the provisions of Article 5 of the articles of association of the Company (Annex 1), the shares are divided into two categories : 25.625 shares of category A, the so-called ordinary shares and 10.000 shares of category B, the so-called privileged shares.

The company is a limited liability company under Belgian Law with a capital of 35,625,000 Belgian francs, divided in 35,625 denominated shares without designation of a nominal value.

b) REGISTERED OFFICE

The registered office of the Company is at Avenue de l'Esperance, "Zoning Industriel", FLEURUS.

The Company has been constituted by deed received by Philippe Ganty, notary at MONT SUR MARCHIENNE (CHARLEROI) on November 26, 1990.

c) REGISTRY OF COMMERCE

The company is registered in the Registry of Commerce of CHARLEROI under number 168 224.

d) GOAL

The company has as a goal, both in Belgium and abroad:


-   All technical, industrial or commercial activities concerning ionization.

Particularly,

-   All service operations in the field of ionization in all applications.

- All development studies and all experimentations on all new applications of ionization.

- All promotional activities, studies, engineering and assistance concerning the realization and the management of ionization centers for third parties.


e) SHAREHOLDING

The shares are distributed as follows:




-    The Grantor . . . . . . . . . . . . . . . . . . . . . . . . .10,000 shares of Category A
-    Institut National de Radioelements ("IRE"). . . . . . . . .   8,950 shares of Category A
-    The Bank Scalbert Dupont ("B.S.D.") . . . . . . . . . . . . . . . . . . . .16,675 shares whereof 6,675 are shares of Category A
                                                            and 10,000 are shares of Category
                                                          (collectively, the "B.S.D. shares")

                                                       --------------------------------------

     TOTAL  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  . 35,625 shares

The 26,675 shares collectively owned by the Grantor and the B.S.D. shares are hereafter referred to as "the Shares").

f) BOARD OF DIRECTORS

The Board of Directors of the Company is composed as follows:


    -    Mr. Rene Constant, Director and President of the Board of Directors
    -    LABORATOIRES PEROUSE, Director and Managing Director
    -    Mr. Eric Perouse, Director
    -    The IRE, Director
    -    Mrs. Danielle Perouse, Director

The company has as manager, Mr. Pierre Dardenne, who is not a director.

g) THE SHARES

The Shares are denominated and registered in conformity with the law.

The Shares all have been fully paid up and are entirely liberated.

They are freely negotiable subject to the following reservations and observations:

Following Article 8bis of the articles of association, it is expressly indicated that, "in case of a transfer of shares, the shareholders must refer to the exact agreements between them and refrain from transferring their shares without respect for the clauses and conditions established between them. They refer explicitly to the clauses and conditions laid down in the agreements between them". All of the "exact agreements" referred to above are listed below.

By way of agreement drafted at Fleurus on March 31, 1994 and attached as Annex 2, the Grantor has engaged itself not to sell or transfer to a third party shares of CARIC MEDIRIS which it owns without receiving the assent of the other shareholders, who can acquire the shares preferably at the same price and time limit conditions of which a written proof shall be given.

By way of agreements drafted at Paris on November 6, 1996 and on March 19, 1997, the Grantor has granted to IONISOS an option right to acquire the CARIC MEDIRIS shares, which are the subject of the present agreement.

By a Protocol signed in Paris on April 15, 1997, the Grantor has declared to accept to extend to April 21, 1997, the date on which the company IONISOS shall have to notify its intention to acquire or to have acquired by a third party the CARIC MEDIRIS shares.

The Shares are free of all charges, privileges, pledges and guaranties.

Negotiations have taken place between the Grantor and the Buyer concerning the acquisition by the Buyer of the Shares.

The Buyer has declared that as a condition precedent to the acquisition of any of the shares held by the Grantor, the Grantor must have acquired all of the B.S.D. Shares which must be acquired by the Grantor prior to the Closing Date, as defined hereafter in Article 8.


THEREFORE, IT IS AGREED AS FOLLOWS:


ARTICLE 1 ACQUISITION AND SALE

On the Closing Date, and under the conditions stipulated in the present agreement, the Grantor shall transfer to the Buyer, who obliges itself to acquire, the Shares. Prior to the Closing Date, the Grantor shall obtain the B.S.D. Shares and shall transfer all the Shares to Buyer, who obliges itself to acquire such Shares.


ARTICLE 2 PRICE


2.1.      Acquisition price


In return for the acquisition of the 26,675 CARIC MEDIRIS shares and under reserve of the conditions stipulated in the present agreement, the Buyer shall pay to the Grantor on the Closing Date the total price of FOURTEEN MILLION NINE HUNDRED AND SEVENTY-FIVE THOUSAND FOUR HUNDRED French francs (14,975,400 FF).


ARTICLE 3 SUSPENSIVE CONDITIONS - CLOSING DATE

The transfer of shares can only intervene under reserve of the realization of the suspensive conditions mentioned hereunder:

(a) Approval of the project of transfer and non use by IRE of their preemption rights on the CARIC MEDIRIS shares.

(b) Explicit approval of the acquisition of the shares, without conditions or restrictions by any applicable official authorities, including, but not limited to the Belgian Trade authorities.

(c) Delivery of the Shares including the B.S.D. Shares which must be held by the Grantor on the Closing Date.

(d) Acceptance by the Buyer before July 9, 1997 of a Guaranty Agreement with representations, warranties and Annexes from the Grantor which are acceptable to the

     Buyer in its sole discretion. Execution by the parties before July 9, 1997 of the Guaranty Agreement, and delivery by the Grantor of the first demand bank guarantee in the amount of FRF 1 million provided therein as hereinafter described.

(e) Fulfillment by the Grantor of its commitments with respect to holding an Ordinary General Meeting of shareholders under Article 5.1 of this Agreement.

(f) Delivery by the Grantor to the Buyer, on July 9, 1997 at the latest, of the totality of the Annexes to the Guarantee Agreement, annexed to the present agreement. These Annexes will be remitted to the Buyer for review. If the review of these Annexes were to reveal to the Buyer an issue challenging its intention to acquire the company, it shall notify to the Grantor within 15 days from the remittance of the Annexes. In this situation, the Grantor and the Buyer shall do their best efforts to renegotiate the conditions of their agreement before the delay of ONE HUNDRED AND TWENTY (120) days mentioned hereinafter. If no agreement satisfactory to the Buyer and to the Grantor were to be reached, all the provisions of the present agreement would be void. No indemnity would be due by either party.

If these suspensive conditions are not met within ONE HUNDRED TWENTY (120) days following execution of this Agreement at the latest, all dispositions in the present agreement shall be considered null and void, without there being whichever indemnity due by either party.

Conversely, the Closing Date shall be determined by the most diligent party within TEN (10) days following the fulfillment of the suspensive conditions mentioned above.



ARTICLE 4  DECLARATIONS AND COMMITMENTS BY THE GRANTOR
           AS TO THE SHARES

Under reservation of the provisions mentioned above, the Grantor declares that none of the Shares are pledged, that their ownership is not dismembered and that they do not form the object of any transfer promise or security.

As a consequence of the present contract, the Grantor shall not, until the expiration of the time span provided for the fulfillment of the suspensive conditions above, transfer to any party, under any form or condition, directly or indirectly, all or part of the Shares; nor constitute on these Shares any security or pledge.

ARTICLE 5 PARTICULAR COMMITMENTS ENTERED INTO BY THE PARTIES

5.1. Commitments entered into by the Grantor

The Grantor commits itself to convene an Ordinary General Meeting of shareholders of the Company at least SEVEN (7) days prior to the Closing Date; said meeting shall have to decide on the written resignation and release from:


            -    LABORATOIRES PEROUSE
            -    Mr. Eric PEROUSE
            -    Mrs. Danielle PEROUSE

from their function as members of the Board of Directors, as well as the designation of their replacements.

To this effect, the Buyer commits itself to transmit to the actual Board of Directors, at the latest FIFTEEN (15) days prior to the Closing Date, the candidatures of at least TWO (2) new directors, accompanied by all legal documents requested by the legislation on commercial companies.

5.2. Commitments entered into by the Buyer

     5.2.1. Redemption of CARIC MEDIRIS' current account.


At the latest on the Closing Date, the Buyer commits itself to buy back the current account that LABORATOIRES PEROUSE shall have, as stated in the accounts of CARIC MEDIRIS, by way of payment of a price equal to the amount of said current account, which cannot exceed the sum of SIX HUNDRED FIFTY THOUSAND FRENCH FRANCS (650,000 FF.). On the Closing Date, the auditor of the company CARIC MEDIRIS shall testify as to the amount of said current account.

     5.2.2. Guaranty commitments.


As of the Closing Date, the Buyer commits to cause the Company to terminate, by reimbursing the credit lines to which they relate, the guarantees granted by LABORATOIRES PEROUSE to BBL and Paribas, which are contained in Annex 4 of the present agreement and which are the only financing guarantees given by LABORATOIRES PEROUSE with respect to CARIC MEDIRIS.

If not, the Buyer engages itself to give to the Grantor, on the Closing Date, a bank guaranty covering the totality of the commitments entered into above.

ARTICLE 6 CONDUCT OF BUSINESS

As of the date of signature of the present agreement and until the Closing Date, the Grantor shall make sure that the Company is well managed, is in compliance with all applicable laws, rules and regulation. However, it is specified that the Company is doing the ionisation of certain food products and, although the Company does not have a specific authorization, it notifies regularly the Ministry of Public Health. In addition, the Company will continue to run its affairs in the same fashion as in the past, continue to benefit from the services of its administrators, social mandatories and other managers, counsels and consultants and employees and maintain good relationships with its clients, distributors, tradesmen and other entities or persons with which it maintains business relationships as well as with every authority or administration on which it depends.

Moreover, from the date of signature of the present agreement until the Closing Date, the Grantor, unless the Buyer agrees differently by prior agreement and writing, and under reserve of the conditions of the present agreement, shall make sure that the Company:

(i) does not decide and does not enter into any distribution of dividends or other remunerations of the capital;

(ii) does not proceed with any modification of its articles of association or social organs, nor decides to the creation, at random moment or on a fixed date, of new shares or other titles representing a part of the capital and/or giving right to a part of the benefits of the company;

(iii) does not sell, transfer, mortgage, pledge or submit to any other restriction on the rights of ownership, possession or enjoyment of any of its material or immaterial assets, if such is not in the normal course of business or on conditions which conform to the market conditions and customs of the profession and does not imply a payment by or to the company exceeding THREE HUNDRED THOUSAND BELGIAN FRANCS (300,000 BF) per sale, transfer, mortgage, pledge or submission;

(iv) does not enter into any agreement, commitment or covenant other than those needed in the normal course of business affairs and on the condition that they are entered into on conditions that conform to the market conditions and to the customs of the profession and respecting the legislation and regulations in force and does not imply a payment by or to the Company exceeding THREE HUNDRED THOUSAND BELGIAN FRANCS (300,000
       BF) per agreement, commitment or convention;

(v) does not terminate by anticipation any agreement, commitment or covenant to which the company is a party, except in the normal conduct of business;

(vi) does not decide, nor engages it to grant in the future any increase in salary or other remunerations or social advantages given to its employees, administrators, social mandatories and other managers, counsels and consultants, except an increase in the normal conduct of business;

(vii)   does not proceed with any recruiting or commitments to recruit;

(viii)  does not dismiss any executive employee;

(ix)    maintains its material assets in good working order;

(x)     does not borrow any funds from any source;

(xi) conducts its business such that all Annexes to this Agreement shall remain true, accurate and complete, except as the Buyer is notified by the Grantor in writing not less than seven (7) days prior to the Closing Date.

ARTICLE 7 COMMUNICATION OF THE DOCUMENTS AND ORGANIZATION OF THE VISITS

The Grantor shall provide to the Buyer, on July 9, 1997 at the latest, the totality of the loan agreements in course entered into by CARIC MEDIRIS.

Within the same period, the Grantor shall provide to the Buyer the audited annual accounts of CARIC MEDIRIS for the fiscal year ending December 31, 1996, including, the auditor's certified opinion thereon.

Finally, the Grantor engages itself to facilitate all visits of the Fleurus installations by Messrs. Dean GRIFFITH, Kevin SWAN and Dirk BARRIE, provided they request to visit the site 72 hours before the date of the visit.

In case of default of this obligation in the delay mentioned, all the provisions of the present agreement shall be void. No indemnity shall be due by either party.

ARTICLE 8       CLOSING

8.1    Closing

The closing (the "Closing") shall be held on a date determined as foreseen in
Article 3 at the offices of Coudert, avenue Louise 149, 1050 Brussels, Belgium or such other place and time as the parties hereto shall designate.

8.2 Transaction

Subject to the prior satisfaction of all the suspensive conditions specified in
Article 3 of the present agreement, the Grantor and the Buyer hereby agree that, at the Closing, the following actions shall occur simultaneously :

a) Sales and purchase of the Shares

The Grantor shall sell and transfer the Shares to the Buyer and the Buyer shall purchase and accept the transfer of the Shares.

b) Delivery of the shares

The Grantor shall (i) remit the shareholders registry of CARIC MEDIRIS to the Buyer; (ii) execute the transfer of the Shares in the Shareholders' Registry of CARIC MEDIRIS; and (iii) provide all documents and take all actions which are necessary to transfer good and valid titles to the Shares to the Buyer and to accurately reflect ownership of the Shares in the Shareholders' Registry of CARIC MEDIRIS

c) Payments

The Buyer shall deliver to the Grantor a certified bank check in the amount of 14,975,400 French francs, presenting the Buyer's payment of the purchase price at Closing.

d) Bank guarantee

The Grantor shall remit to the Buyer on the Closing Date the first demand bank guarantee for an amount of FRF 1 million as provided in the Guarantee Agreement.

e) Director's Resignation

At the Closing, the Directors listed in Article 5.1 shall deliver to the Buyer their resignation letter effective as of the Closing Date, of their functions as directors of CARIC MEDIRIS as well as the documents allowing CARIC MEDIRIS to hold immediately a General Shareholders Meeting as set forth in Article 5.1.


ARTICLE 9 CONFIDENTIALITY

The present agreement as well as all engagements that result from it, have a confidential character between the parties, who engages themselves not to disclose them, except in case of litigation or as otherwise required by law, rule, regulation or statute.


ARTICLE 10 DISPUTES - LAWSUITS

The present agreement is ruled by French law.

The parties agree to submit to arbitration all disputes arising between them, regarding interpretation, execution or validity of the contract.

This arbitration shall take place in Brussels under the CEPANI patronage.

Unless the parties agree upon designation of one sole arbitrator, there shall be three arbitrators appointed. The first arbitrator shall be chosen by the plaintiff. A registered letter with acknowledgement of receipt shall be sent to the other party indicating the appointment. The second arbitrator shall be appointed by the defendant. The defendant shall have one month as from the day of notification to designate and notify the plaintiff in the same way and conditions. The third arbitrator shall be appointed by the two other arbitrators, no later than one month after the appointment of the second arbitrator.

If no second or third arbitrator are appointed timely, they shall be appointed by decision of the Chairman of the Court of the district of Luxembourg, upon request of the most diligent party.

Upon impediment, death or departure of one arbitrator, he shall be replaced within one month, by the party he was designated by or, if the third arbitrator is concerned, by the first two arbitrators. If this is not the case, the District Court of Luxembourg shall decide, upon request of the most diligent party.

In the latter case, the Court shall have three additional months to take a decision.

The arbitrator's decisions shall be sovereign, the undersigning parties submit to their decisions and renounce to their right of appeal.


ARTICLE 11 OPPOSABILITY OF THE PRESENT AGREEMENT

The present agreement and the commitments that result from it (namely the Guaranty Agreement) shall benefit and burden the inheritants which will be held jointly and indivisibly.


ARTICLE 12 ELECTION OF DOMICILE - NOTIFICATION

12.1 Election of domicile.

Each party declares to elect domicile at the address figuring in the heading of the present agreement.


-     the Grantor, at the registered office of the company "LABORATOIRES
      PEROUSE S.A."

-     the Buyer, at the registered office of the company "GRIFFITH MICRO
      SCIENCE N.V."

12.2  NOTIFICATION

All notifications between parties are made by registered or couriered letter with acknowledgement of receipt at the domicile elected by the parties.

All notifications are considered as received as of the date of reception or first presentation of the registered or couriered letter.

ARTICLE 13 MISCELLANEOUS

13.1 It is expressly agreed between parties that the Buyer can transfer to any legal entity it controls, is controlled by or under common control with, the rights and obligations it benefits from or that are incumbent upon him by way of the provisions of the present agreement, taking into account that it will be solely responsible for the execution of said agreements by the transferee.

13.2 The Grantor cannot surrender, delegate or transfer all or part of the rights and obligations under the present agreement without the preliminary written permission of the Buyer.

13.3 The present agreement and the Guaranty Agreement constitute the totality of the agreements between the Grantor and the Buyer with regard to the subjects that are treated therein. No endorsement or renunciation to whichever stipulation of these agreements shall produce any effect unless it has been signed by the party bound by it.

13.4 The Annexes to the present agreement are part of it in their totality.

13.5 The non-validity of all or part of whichever Article of the present agreement shall not entail the non-validity of the rest of this Article or this agreement and the present agreement shall have to be executed by respecting as much as possible the initial terms and intentions of said agreement.

13.6 The fact that whichever stipulation of the present agreement has not been executed or has not been requested to be executed shall not be considered as to amount to a renunciation to such a stipulation and shall not affect in whichever way the validity of the present agreement or part of the present agreement, nor shall it affect the right of every party to have executed subsequently whichever stipulation in conformity with its terms.

13.7 Except for that certain amount to be paid by Buyer to Ionisos, neither party is obligated or is in fact paying a broker's commission or fee relating to this transaction.

                               Done in Brussels
                               In two original copies
                               On June 27, 1997

/s/ Jean-Pierre Deloux                      /s/ Dirk Barrie
---------------------------------           -----------------------------------
Mr. Jean-Pierre DELOUX                      Mr. Dirk BARRIE
Acting in the name and for the              Acting in the name and for the
account of                                  account of
"LABORATOIRES PEROUSE S.A."                 "GRIFFITH MICRO SCIENCE N.V."

                                TABLE OF CONTENT



Annex 1  Articles of Association of Caric Mediris N.V. dated 26 Novembre 1990

Annex 2 Agreement by Group Perouse dated 31 March 1994 engaging itself not to sell nor transfer to a third party shares without receiving the assent of the other shareholders

Annex 3  Status of the Guarantees given by the Grantor

                SECOND AMENDMENT TO THE SHARE PURCHASE AGREEMENT
                               OF 27 JUNE 1997

BETWEEN THE UNDERSIGNED:

1.   THE COMPANY LABORATOIRES PEROUSE S.A.,

      Societe Anonyme with a capital of FRF 8,028,000, whose registered office is at Zone d'Activites d'OUTREVILLE - BORNEL (Oise), registered in the registry of commerce of BEAUVAIS under number B 317.883.999,

      Represented by Mr Jean-Paul DELOUX, acting as the Administration and Finance Director of the said company and having the power to sign the amendment following a meeting of the Board of Directors of 20 June 1997.

            HEREAFTER, "LABORATOIRES PEROUSE" OR "THE TRANSFEROR"

AND

2.   THE COMPANY GRIFFITH MICRO SCIENCE N.V.,

      Societe Anonyme whose registered office is at Atealaan 4 - 2200 HERENTALS, registered in the registry of commerce of TURNHOUT under number 55083,

      Represented by Mr Dirk BARRIE, acting as the managing director of said company.

            HEREAFTER, "THE BUYER"


Whereas Article 5.2.1 of the Share Purchase Agreement of 27 June 1997 provides for the purchase by the Buyer of the current account that Laboratoires Perouse has at the Closing Date;

Whereas, according to Article 1, paragraph 0-XI of the Guarantee Agreement to be signed between the Buyer and the Transferor on 29 August 1997, the Transferor has informed the Buyer of the existence of a bad claim of NLG 213,972 against the company Goudschelp B.V.;

Whereas the Transferor has agreed to provide for a special guarantee for the recovery of this bad claim;

IT IS AGREED AS FOLLOWS:

1. The amount of the current account of the Transferor in the books of Caric Mediris shall be used as a guarantee for the bad claim of Caric Mediris against Goudschelp B.V.

2. The current account of the Transferor in the books of Caric Mediris shall not be bought back on the Closing Date, contrary to what has been provided for in Article 5.2.1 of the Share Purchase Agreement.

3. The Buyer shall reimburse or have the current account of the Transferor in the books of Caric Mediris reimbursed progressively as Goudschelp B.V. reimburses Caric Mediris' claim of a total amount of NLG 213,272.

     The current account held by the Transferor in the books of Caric Mediris amounts to BEF 4,000,000 on 29 August 1997. If, on 29 August 1997, the amount of the current account held by the Transferor in the books of Caric Mediris would be less than BEF 4,000,000, the reimbursement by the Buyer of this current account to the extent that Goudschelp B.V. reimburses Caric Mediris, shall only start when the amount of the debt owed by Goudschelp B.V. shall be at least equal to that of the current account.

4. The current account of the Transferor in the books of Caric Mediris shall not bear any interest during the reimbursement period.

5. The present second amendment to the Share Purchase Agreement is in addition to the Guarantee Agreement of 29 August 1997.

6. All other provisions of the Share Purchase Agreement of 26 June 1997 remain unchanged.


                                            Done in two originals
                                            on 29 August 1997







/s/  Jean-Pierre DELOUX                       /s/ Dirk Barrie
------------------------------                --------------------------------
Mr Jean-Pierre DELOUX                         Mr. Dirk BARRIE
Acting in the name and                        Acting in the name and
for the account of                            for the account of
"LABORATOIRES PEROUSE"                        "GRIFFITH MICRO SCIENCE N.V."

                            SHAREHOLDERS' AGREEMENT



BETWEEN:

            Griffith Micro Science N.V., having its registered office at Atealaan 4, 2200 Herentals, represented by Mr. Dirk Barrie, Managing Director,


AND:

            Institut National des Radioelements, having its registered office at 6220 Fleurus, represented by Mr.
            H. Bonet, General Manager and CEO,

                                   WITNESSETH


WHEREAS, Griffith Micro Science N.V. ("GMS") has been negotiating the acquisition of the 74.9% of the shares of Caric Mediris ("Caric Mediris") not held by Institut National des Radioelements ("IRE"). This proposed transaction is subject to :

a) Acquisition by GMS of 74.9% of the outstanding shares of Caric Mediris not owned by IRE;

b)   Notification and approval of all relevant governmental authorities; and

c) Approval of all parties and their respective boards of directors prior to closing.

WHEREAS, in addition, GMS wishes a definitive agreement to be negotiated and signed between GMS (or one of its parents or affiliates) and IRE with respect to their relationship as shareholders of Caric Mediris prior to the acquisition of the shares of Caric Mediris.

WHEREAS, GMS has proposed to purchase the shares of Caric Mediris held by IRE, for itself or one of its parents or affiliates.

WHEREAS, IRE has indicated that it would prefer to sell 5.2% of the shares of Caric Mediris and to have GMS make any additional investment in Caric Mediris in the form of contribution to the capital of Caric Mediris, which may permit a dilution of IRE shareholding to not less than 10% of the stock of Caric Mediris.

WHEREAS, to permit the purchase by GMS of 74.9% of the shares of Caric Mediris, IRE and GMS have decided to negotiate and enter into the present Shareholders' Agreement ("the Shareholders' Agreement")

Now, therefore, in consideration of the premises and the mutual covenants and agreements hereinafter contained, GMS and IRE agree as follows:

1.   SALE OF 5.2% OF THE SHARES OF CARIC MEDIRIS

     On the same date as the date of the acquisition by GMS of 74.9% of the shares of Caric Mediris from Laboratoires Perouse, IRE shall transfer to GMS 1.853 shares of Caric Mediris, free and clear of all liens, representing 5.2% of the capital stock of Caric Mediris, in consideration of an amount of 5.200.00 Belgian francs paid by bank check to be remitted by Griffith simultaneously with the transfer of the shares and filing of the transfer of such shares in the shareholders' registry of Caric Mediris.

2.   CAPITAL INCREASES

     IRE shall not oppose capital increases of Caric Mediris subscribed to by GMS and shall renounce its preferential right to participate in those capital increases at a pro rata portion of its shareholding, as provided in
     Section 6 of the Articles of Incorporation of Caric Mediris, provided the following conditions are met:

     a) Capital increases shall be used for (i) investments in tangible or intangible assets, including shares or participations in other companies, which are useful or necessary either to maintain or to develop the activity of Caric Mediris at the Fleurus site or (ii) the repayment of debt.

     b) If the proposed capital increase will reduce IRE's share position to less than 10%, IRE shall regain its right to participate in such capital increase, but only to the extent necessary for IRE to maintain a 10% holding in Caric Mediris.

     Within a period of three (3) years following the acquisition date of the 74.9% of Caric Mediris by GMS, i.e. the date on which such shares will be actually and definitely transferred to GMS, the value of any newly issued shares will be based on a value of BEF 100 million for 100% of Caric Mediris shares.

     GMS agrees to increase the capital of Caric Mediris in the amount of BEF 16,000,000 within the first year following the acquisition of the shares of Caric Mediris from IRE and IRE accepts to be diluted in accordance with the first paragraph of this section. In consideration of such capital contribution, Caric

     Mediris shall issue 5,637 shares to GMS, which will have as an effect to increase with 2.7% the participation of GMS in the capital of Caric Mediris.

3.   PREEMPTION RIGHTS AND CONTINUED ACTIVITIES

     The  parties agree as follows:

     a) The Belgian Fleurus facility shall remain operational for so long as IRE remains a shareholder, unless the facility's continued operation becomes no longer feasible as a result of, without limitation, events of force majeure or economic, political or regulatory affairs not attributed to an arbitrary or capricious decision of GMS. IRE shall cooperate in good faith with GMS to help resolve any such events or factors. If such events or factors nevertheless leads to closing or voluntary liquidation of the facility, GMS shall offer IRE a right of first refusal to acquire either the shares of Caric Mediris or the assets themselves at the same terms and conditions as are offered by any third party.

     b) For so long as IRE remains a shareholder of Caric Mediris, IRE shall receive a right of preemption in the event GMS desires to sell part or all of its shares in Caric Mediris to an unrelated third party.
          IRE shall have 60 days following notice given by GMS pursuant to
          Section 4 e) hereof to exercise its preemption right and enter into a definitive agreement to purchase at the sales conditions offered by such third party all but not less than all of the shares of Caric Mediris which Griffith Micro Science is offering for sale and that such third party is prepared to buy. If the parties are unable to enter into a definitive agreement within such 60 days period, Griffith Micro Science shall be free to transfer its shares to such third party on the same terms and conditions offered to IRE. If such terms and conditions are changed, GMS shall again offer to sell its shares to IRE on the new terms and conditions according to the terms stated in this paragraph above.

     c) For so long as GMS remains a shareholder of Caric Mediris, GMS shall receive a right of preemption in the event IRE desires to sell part or all of its shares in Caric Mediris to an unrelated third party.
          GMS shall have 60 days following notice given by IRE pursuant to
          Section 4 e) hereof to exercise its preemption right and enter into a definitive agreement to purchase at the sales conditions offered to such third party all but not less than all of the shares of the Caric Mediris which IRE is offering for sale and that such third party is prepared to buy. If the parties are unable to enter into a definitive agreement within such 60 days, IRE shall be free to transfer its shares to such third party on the same terms and conditions offered to GMS. If such terms and conditions are changed, IRE shall again offer to sell its shares to GMS on the new terms and conditions according to the terms stated in this paragraph above. Notwithstanding the foregoing, during the first three (3) years of the Shareholders Agreement, the purchase price for such shares shall be based on a value of 100 million BEF for 100% of Caric Mediris shares.

      d) Provided that both parties remain shareholders, each party agrees not to construct without the agreement of the other party (for itself or with any third party) a gamma irradiation sterilization facility in Belgium for five (5) years from the date of the Shareholders' Agreement.

      e) With respect to the management and operation of the company and for so long as IRE remains the shareholder of Caric Mediris, GMS will not do either of the following without the consent of IRE, which consent shall not be unreasonably withheld :

          -    Modify the corporate purpose of the company.
          - Modify the rights attributed to the different categories of shareholders.

      f) For so long as IRE remains a shareholder in Caric Mediris, IRE shall have the right to appoint one director to the board of Caric Mediris.

4. Miscellaneous

      a)  Reimbursement of IRE credit lines to Caric Mediris

          Immediately following the acquisition of the shares from IRE, GMS agrees to cause Caric Mediris to reimburse the advance that IRE has granted to Caric Mediris in the amount of BEF 3,000,000 as well as the unpaid due interests, due as from January 1, 1997 until the date of reimbursement of the advance. The amount of these interests is of 51.150 Belgian francs on June 30, 1997. A yearly interest rate of 3.41% shall be applied to this amount as from July 1, 1997 until the reimbursement date.

      b)  Term of the agreement

          The provision of Article 2 of the Shareholders' Agreement that has as an effect to bind the parties thereto to vote in a certain way at the shareholders' meeting or the board of directors shall remain valid for a term of 5 years. The other provisions have an indefinite duration.

      c)  Governing Law

          The construction, validity and performance of the Shareholders' Agreement shall be governed by Belgian law.

          The disputes relating to the interpretation or the execution of the Shareholders' Agreement shall be of the exclusive competence of the court of Brussels, in case no amicable agreement is reached. The language of the proceedings shall be French.

      d)  Terms of this agreement to prevail

          In the event that any ambiguity or conflict arising between the terms of the Shareholders' Agreement and those of the Caric Mediris' corporate charter the terms of the Shareholders' Agreement shall prevail as between the Shareholders.

      e)  Notices

          All notices, requests and consents under the Shareholders' Agreement directed to the IRE or the GMS shall be sent by return receipt or overnight mail and should be deemed delivered when signed for receipt as follows:

          If to GMS:

          Mr. Dirk Barrie
          Managing Director
          Griffith Micro Science N.V.
          Atealaan 4
          2200 Herentals

          with a copy to James Legg, Esq.
          General Counsel
          Griffith Micro Science International Inc.
          2001 Spring Road, Suite 500
          Oak Brook, Illinois 60521-1887
          U.S.A.
          Fax : 00 1 (630) 472-4543

          If to IRE:

          Mr H. Bonet
          Managing Director
          Institut National des Radioelements
          6220 Fleurus

      f)  Corporate changes

          In as much as possible under corporate law, the parties shall take or cause Caric Mediris to take, the necessary corporate actions and amend the Articles of Incorporation of Caric Mediris to reflect the provisions of the Shareholders' Agreement.

      g) Each party may transfer all of its ownership interests in Caric Mediris to any affiliated company which controls, is controlled by or is under common control with such party. Prior to any such transfer, the transferee shall have agreed in writing to be bound by the terms of the Shareholders' Agreement.

      h) The Shareholders' Agreement has been be drafted in the French and English language. In case of different interpretation between the English version and the French version, the French version will prevail.

      i) The Shareholders' Agreement is conditional upon the acquisition by GMS of all 74.9% of the capital stock of Caric Mediris not owned by IRE before October 15, 1997.


DONE ON June 1997, in two original copies of which each party acknowledges the receipt of one original.



Institut National des Radioelements            Griffith Micro Science N.V

By: /s/ H. Bonet                               By: /s/ Dirk Barrie
   ------------------------------------           ------------------------------
Name: H. Bonet                                 Name: Dirk Barrie
Title: General Manager and CEO                 Title: Managing Director